EXHIBIT 99.2

INSTRUMENT OF PROXY

This instrument of proxy is solicited by management and will be used at the special meeting of the holders ("Shareholders") of common shares (the "Common Shares") of Pengrowth Energy Corporation (the "Corporation") to be held on Wednesday, May 23, 2012 at 4:00 p.m. (Calgary time).

The undersigned holder of Common Shares hereby appoints Derek W. Evans, the President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or failing him, John B. Zaozirny, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta, or instead of either of them, _______________________________ of ______________________________ as proxyholder, with full power of substitution, to attend and vote for and act on behalf of the undersigned at the special meeting of Shareholders to be held in the Wildrose North Ballroom at the Sheraton Suites, Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta on Wednesday, May 23, 2012 at 4:00 p.m. (Calgary time) and at any adjournments thereof (the "Meeting"), and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said Meeting as follows:

1.	Issuance of Common Shares:	)	☐	FOR
)

To approve, with or without variation, an ordinary resolution, the full text of which is set forth in the joint management information circular and proxy statement of the Corporation and NAL Energy Corporation ("NAL") dated April 20, 2012, to approve the issuance of up to 163,964,889 Common Shares pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) involving the Corporation, NAL and the holders of common shares of NAL and in accordance with the terms of an arrangement agreement dated March 22, 2012, between the Corporation and NAL, as amended or supplemented and/or restated.
		)	☐	AGAINST

2.	Election of Directors:

Subject to completion of the plan of arrangement involving the Corporation, NAL and the holders of NAL Shares, to elect to the board of directors of the Corporation, the two nominees of NAL listed below.

☐ VOTE FOR both of the nominees listed below (or vote or withhold from voting for the individual nominees below)

	(a) Barry Stewart	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

	(b) Kelvin Johnston	)	☐	FOR
)
		)	☐	WITHHOLD FROM VOTING

3.	At the discretion of the said proxy, to vote upon any amendment or variation of the above matters or any other matter which may properly come before the Meeting or any adjournment(s) thereof.

The undersigned hereby revokes any instruments of proxy previously given for the Meeting referred to herein.

Dated this ___________ day of _______________, 2012.

Name of Shareholder (Please Print)

Signature of Shareholder

INSTRUCTIONS

(1)
Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote 'FOR' each of the above matters.  If any amendments or variations to matters identified in the Notice of Meeting of the Corporation are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto. At the date of the Notice of Meeting, management knows of no such amendments, variations or other matters to come before the Meeting.

(2)
Each registered Shareholder or an intermediary holding Common Shares on behalf of a registered Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, to attend and to act for him or her and on his or her behalf at the Meeting, other than the persons designated above.  To exercise such rights, the names of the persons designated by management to act should be crossed out and the name of the Shareholder’s or intermediary’s nominee should be legibly printed in the blank space provided.

(3)
This instrument of proxy must be dated and must be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized.  A notarized copy of such authorization should accompany this instrument of proxy.  Persons signing as executors, administrators, trustees, etc. should so indicate.  If the instrument of proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

(4)
To be effective, this instrument of proxy must be deposited at the office of the Corporation’s agent, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, Attention: Proxy Department or by facsimile at 403-265-1455 or 1-877-261-7528 not later than 4:00 p.m. on May 18, 2012 or if the Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the beginning of any adjournment of the Meeting.